BOMBARDIER RECREATIONAL PRODUCTS INC.
Management's Discussion and Analysis
of Financial Condition and Results of Operations

CONTENT
1.	INTRODUCTION
2.	CONSOLIDATED OVERVIEW
	2.1	Description of Business
	2.2	Consolidated Results of Operations
	2.3	Effect of Currency Fluctuations
3.	BUSINESS SEGMENT PERFORMANCE
	3.1	Powersports
	3.2	Marine Engines
4.	LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION
	4.1	Financial Position
	4.2	Statement of Cash Flows
	4.3	Capital Resources
5.	OFF-BALANCE SHEET ARRANGEMENTS
6.	HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES
7.	CONTRACTUAL OBLIGATIONS
8.	PENSION AND OTHER BENEFIT PLANS

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Bombardier Recreational Products Inc amended and restated its consolidated financial statements and other financial information for the year ended January 31, 2005 and for each of quarters in the year ended January 31, 2005 with respect to the accounting for certain forward foreign exchange contracts.

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For those contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with AcG-13 for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these instruments. As a consequence, the Company was not permitted to defer the recognition of the changes in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings for the year ended January 31, 2005 have been restated.

The effect of the restatement on the Company's consolidated balance sheet as at January 31, 2005 are not significant and the restatement has no effect on the statement of cash flows other than certain items within Operating activities that have been restated.

The effect of this non-cash restatement, by line item, on the consolidated statement of income for the three-month period ended April 30, 2004 is as follows:

	Three months ended
		April 30, 2004
	As
	previously
	reported	As restated
Revenues	$ 623.0	$ 623.9
Cost of sales	534.1	533.7
Gross profit	88.9	90.2
Foreign exchange loss	16.0	35.4
Loss from continuing operations
before income taxes	(44.7)	(62.8)
Income tax recovery	(10.2)	(15.8)
Loss from continuing operations	(34.5)	(47.0)
Net loss	(35.7)	$ (48.2)

1. INTRODUCTION

The following Management's discussion and analysis ("MD&A"), dated June 27, 2005 is intended to assist the stakeholders in better understanding and evaluating material changes in the financial condition and results of operations of Bombardier Recreational Products Inc and its subsidiaries (the "Company") for the three-month period ended April 30, 2005 and 2004.

This MD&A should be read together with the interim consolidated financial statements ("Interim Consolidated Financial Statements"). The Interim Consolidated Financial Statements and the notes thereto, have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These accounting principles conform, in all material respects, with accounting principles generally accepted in the United States ("US GAAP"), except as described in the notes to the interim consolidated financial statements. There has been no material changes in the Company's significant accounting policies during the three-month period ended April 30, 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year, as the Company has historically realised higher sales of personal watercraft in the first

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and second quarters of the fiscal year and higher sales of snowmobiles in the third and fourth quarters of the fiscal year.

All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

2. CONSOLIDATED OVERVIEW
2.1 Description of Business

BRP is a leading designer, manufacturer and distributor of motorised recreational products worldwide. BRP's business consists of a diversified portfolio of products. BRP has a number one market share position in the primary markets of each of its established products: snowmobiles (the Ski-DooTM and LynxTM brands), personal watercraft (the Sea-DooTM brand) and sport boats (the Sea-DooTM brand). In 1998, the Company launched its own product line for all terrain vehicles or ATVs. In 2001, the Company also entered the market for outboard engines, by acquiring the Johnson and Evinrude brands from Outboard Marine Corporation. In addition, BRP-Rotax develops and markets 4-stroke and 2-stroke ROTAXTM engines for motorcycles, scooters, karts and small and ultra-light aircraft. Due to BRP's market leading positions, the Company's products have a large installed base that generates repeat business from customers and support a recurring stream of revenue from related parts, accessories and clothing sales.

BRP's business is comprised of two reportable segments, Powersports and Marine Engines. The Powersports segment includes snowmobiles, personal watercraft, all-terrain vehicles, sport boats, and small engines and the Marine Engines segment includes outboard engines. Powersports is the largest of the two segments.

2.2  Consolidated Results of Operations
Three-month period ended April 30, 2005 compared with three-month period ended April 30, 2004

	Three-month period	Three-month period
(millions of Canadian dollars)	ended April 30, 2005	ended April 30, 2004
		[Restated]
Revenues	$ 594.0	$ 623.9
Gross profit	115.3	90.2
Gross profit percentage	19.4%	14.5%
Operating income (loss) from continuing operations	14.9	(12.7)
Net loss	(2.8)	(48.2)

When comparing one fiscal period to another fiscal period, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the Euro, impacted revenues, gross profit, operating income from continuing operations and therefore net income of the Company. Management evaluated the unfavourable effects of foreign currency fluctuations on consolidated revenues, gross profit and operating income from continuing operations, net of the effect of the Company's hedging programs, to be approximately as follows:

Three-month period
(millions of Canadian dollars)	ended April 30, 2005
Effects of foreign currency on revenues	$(28.0)
Effects of foreign currency on gross profit	(10.0)
Effects of foreign currency on operating income from continuing operations	(5.0)

Consolidated revenues for the three-month period ended April 30, 2005 reached $594.0 million, a decrease of $29.9 million when compared to restated consolidated revenues of $623.9 million for the three-month period ended April 30, 2004. The decrease is due to the unfavourable impact of the strengthening of the Canadian dollar as compared to the US dollar for approximately $28.0 million.

Consolidated gross profit reached $115.3 million for the three-month period ended April 30, 2005 compared to restated consolidated gross profit $90.2 million for the three-month period ended April 30, 2004. The $25.1 million increase in gross profit is primarily due to favourable product and pricing mix for approximately $19.2 million, reduced production costs for approximately $9.8 million as a result of product complexity reductions and restructuring of the operations, all of which were offset by unfavourable exchange rates

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variations for approximately $10.0 million. Gross margin for the first quarter of the previous fiscal year was unfavourably impacted by $6.4 million as a result of inventory sold during that period, which had been increased to the distributor's selling prices.

Operating expenses, comprised of selling and marketing, research and development and general and administrative expenses, amounted to $100.4 million for the three-month period ended April 30, 2005, a $2.5 million decrease when compared to $102.9 million for the three-month period ended April 30, 2004. As a percentage of consolidated revenues, operating expenses are relatively stable at approximately 17%. The increase in selling and marketing expenses attributable to the promotion of the Evinrude E-TEC outboard engines, was more than offset by lower research and development and general and administrative expenses.

Financing costs totalled $8.1 million for the three-month period ended April 30, 2005 compared to $13.7 million for the three-month period ended April 30, 2004. The $5.6 million decrease results mainly from lower borrowings pursuant to the debt repayments, lower effective interest rate and reduced amortisation of the deferred financing cost.

Foreign exchange losses amounted to $9.8 million for the three-month period ended April 30, 2005 compared to restated foreign exchange losses of $35.4 million for the three-month period ended April 30, 2004. A significant portion ($5.7 million and $21.2 million, respectively, for the first quarter of fiscal 2006 and 2005) of the foreign exchange losses resulted from the Company's exposures to foreign exchange movements on the U.S. dollar denominated debt. The remaining foreign exchange gains and losses are derived from the impact of not applying hedge accounting to certain forward foreign exchange contracts and the conversion into Canadian dollars of accounts in foreign currencies and foreign integrated operations.

Income tax expense was $1.3 million, for the three-month period ended April 30, 2005, a variation of $17.1 million when compared to a restated income tax recovery of $15.8 million for the three-month period ended April 30, 2004. The current income tax expense amounted to $4.8 million for the first quarter of fiscal 2006 whereas during the first quarter of fiscal 2005 the current income tax expense amounted to $4.2 million. The increased income tax expense is mainly due to the increase income from continuing operations before income taxes in the first quarter of fiscal 2006 when compared to the corresponding quarter of fiscal 2005.

As a result of the above, net loss for the three-month period ended April 30, 2005 amounted to $2.8 million, an improvement of $45.4 million compared to the restated net loss of $48.2 million for the three-month period ended April 30, 2004.

2.3  Effect of Currency Fluctuations

The Company is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the Canadian dollar and from transactions in foreign currencies, mainly the U.S. dollar and the Euro. Management believes that exchange rate movements, particularly of the U.S. dollar to the Canadian dollar and the Euro to the Canadian dollar could have a significant impact on the Company's Consolidated Financial Statements.

The period-end exchange rates used to translate assets and liabilities were as follows:

	April 30, 2005	January 31, 2005
U.S. dollar	1.2569 $CA/$US	1.2380 $CA/$US
Euro	1.6238 $CA/Euro	1.6157 $CA/Euro

When comparing the April 30, 2005 exchange rates to the January 31, 2005 exchange rates, the Canadian dollar weakened in relation to the U.S. dollar and to the Euro by approximately 2% and 1%, respectively.

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The average exchange rates used to translate revenues and expenses, excluding any effect of the Company's hedging program, were as follows:

	Three-month period	Three-month period
	ended April 30, 2005	ended April 30, 2004
U.S. dollar	1.2300 $CA/$US	1.3326 $CA/$US
Euro	1.6068 $CA/Euro	1.6408 $CA/Euro

When comparing the average exchange rates for the three-month period ended April 30, 2005 to the average exchange rates for the three-month period ended April 30, 2004, the Canadian dollar strengthened in relation to the U.S. dollar and to the Euro by approximately 8% and 2%, respectively.

The Company's primary exposures are to U.S. dollar denominated sales in excess of its purchases, Euro denominated purchases in excess of its sales and foreign exchange movements on the U.S. dollar denominated debt.

In addition to the impact of movements in exchange rates on translation into Canadian dollars of the Company's foreign currency transactions, described above, the Company's results can also be influenced by the impact of movements in exchange rates on foreign integrated operations. A portion of the Company's sales and operating expenses are derived from foreign integrated operations denominated in currencies other than the Canadian dollar. Sales made outside Canada are denominated in foreign currencies, and these currencies could become less valuable prior to conversion into Canadian dollars as a result of exchange rate fluctuations. Unfavourable currency fluctuations could result in lower revenues for the Company, when expressed in Canadian dollars.

However, foreign currency transactions occurring in a given period may not have been fully impacted by the movements in exchange rates of that same period as a result of the Company's hedging programs. The Company's current practice is to use derivative financial instruments to manage foreign currency exchange rate risks for the short term exposure while for the long term the Company aims to have a natural hedge position by balancing its inflows and outflows by currency.

3. BUSINESS SEGMENT PERFORMANCE

BRP operates in two reportable segments, Powersports and Marine Engines. Management evaluates performance based on operating income. Operating income does not include allocated corporate office charges for administrative functions as well as financing costs, other income and expenses and income taxes.

When comparing one period to another, significant fluctuations in the exchange rates between the Canadian dollar, particularly against the U.S. dollar and the Euro, impact segmented revenues, and segmented operating income. Management evaluated the favourable/(unfavourable) effects of foreign currency fluctuations, net of the effect of the Company's hedging programs, approximately as follows:

Three-month period
(millions of Canadian dollars)	ended April 30, 2005
Effects of foreign currency on segmented revenues
Powersports	$ (21.0)
Marine Engines	(7.0)
$ (28.0)
Effects of foreign currency on segmented operating income
Powersports	$ (7.0)
Marine Engines	2.0
$(5.0)

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The segmented revenues were as follows:

	Three-month period	Three-month period
(millions of Canadian dollars)	ended April 30, 2005	ended April 30, 2004
		[Restated]
Powersports	$ 471.8	$484.2
Marine Engines	138.6	151.1
Intersegment revenues	(16.4)	(11.4)
Total consolidated revenues	$ 594.0	$ 623.9

The segmented operating income (loss) were as follows:
	Three-month period	Three-month period
(millions of Canadian dollars)	ended April 30, 2005	ended April 30, 2004
		[Restated]
Powersports	$ 33.0	$ 6.6
Marine Engines	(4.8)	(11.6)
Total	$ 28.2	$ (5.0)

3.1   Powersports

Powersports segment revenues reached $471.8 million for the three-month period ended April 30, 2005 as compared to $484.2 million for the three-month period ended April 30, 2004. The decrease was caused by an unfavourable impact of the strengthening of the Canadian dollar for approximately $21.0 million partially offset by favourable product mix of approximately $10.0 million. The increased number of personal watercraft sold, as a result of a management decision to postpone production to the current fiscal quarter in order to better align the production schedule with the retail season, was offset by a decrease in the number of ATVs sold and also by a reduction in the number of Rotax engines delivered to OEMs. The reduction in the number of ATVs sold is due to the SKU (stock keeping units) rationalisation and no scheduled deliveries under the Deere & Company manufacturing supply agreement.

Powersports segment operating income amounted to $33.0 million for the three-month period ended April 30, 2005 as compared to $6.6 million for the three-month period ended April 30, 2004. The favourable impact of improved product mix and the SKU rationalisation of approximately $11.0 million, in addition to the improved production costs and lower operating expenses of approximately $15.8 million were offset in part by unfavourable movements in foreign exchange rates of approximately $7.0 million. Gross margin for the first quarter of the previous fiscal year was unfavourably impacted by $5.2 million as a result of inventory sold during that period which were recorded at the distributor's selling prices.

3.2   Marine Engines

Marine Engines segment revenues decreased to $138.6 million for the three-month period ended April 30, 2005 compared to $151.1 million for the three-month period ended April 30, 2004. The decrease results primarily from lower number of units sold resulting from the reduction of the number of SKUs for approximately $8.0 million and the strengthening of the Canadian dollar in relation to the US dollar for approximately $7.0 million. The number of Evinrude E-TEC engines sold increased, but was offset by a voluntary reduction of product offerings for other technologies.

Evinrude E-TEC won the Clean Air Technology Excellence Award from the US EPA earlier this month in Washington DC. This is the first time ever a marine engine has received this prestigious recognition for improving air quality and a safer boating environment, confirming that Evinrude E-TEC 2-strokes technology produces lower exhaust emissions including lower carbon monoxide emissions than four-stroke engines and meets stringent 2006 EPA, European Union (EU), and 2008 California Air Resources Board (CARB) 3-Star ultra-low emissions standards.

Marine Engines segment operating loss amounted to $4.8 million for the three-month period ended April 30, 2005 as compared to $11.6 million for the three-month period ended April 30, 2004. The decrease in the segment's operation loss results from improved margins due to the SKU rationalisation, better margins on the Evinrude E-TEC outboard engines and better channel mix. The favourable impact from the

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improved gross margins was partially offset by increased marketing expense for the promotion of the Evinrude E-TEC outboard engines.

4. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company's principal sources of liquidity are cash generated from operations and revolving facilities. A summary of the cash flow and additional information, for the three-month periods ended April 30, is presented below:

	Three-month period	Three-month period
(millions of Canadian dollars)	ended April 30, 2005	ended April 30, 2004
Cash flow from operating activities before net change
in non-cash working capital items related to operations	$29.7	$ 0.5
Net change in non-cash working capital items related to operations	(34.9)	(29.4)
Cash flows from operating activities	(5.2)	(28.9)
Additional information
Additions to property, plant and equipment	(10.5)	(8.5)

The Company's primary sources of funds are provided by cash balances, cash from operating activities, and borrowings under the $250 million Revolving Facilities. The primary uses of funds are capital investments and working capital. Based on the current level of operations, Management believes that cash on hand, cash flows from operations and available borrowings under the Revolving Facilities will enable the Company to meet its working capital, capital expenditure, debt service and other funding requirements for at least the next twelve months.

The seasonality of production and shipments causes working capital requirements to fluctuate during the year. Typically, working capital needs grow through the spring and summer, with a peak in mid-summer and decline through the autumn and winter. Management believes that cash and availability under the senior secured Amended and Restated Credit Agreement provides sufficient liquidity for its operations.

4.1   Financial Position

Significant variations in the financial position since January 31, 2005 are as follows:

  Inventories amounted to $319.4 million as at April 30, 2005, compared to $302.1 million as at January 31, 2005. This $17.3 million increase is mainly due to higher finished goods due to earlier production of the Lynx snowmobiles in light of the stronger demand.
  Other long-term assets amounted to $54.2 million as at April 30, 2005, compared to $66.5 million as at January 31, 2005. This $12.3 million decrease is mainly due to a reduction of the long-term deferred tax asset.
  Accounts payable and accrued liabilities amounted to $555.6 million as at April 30, 2005, compared to restated accounts payable and accrued liabilities of $595.2 million as at January 31, 2005. This $39.6 million decrease is mainly due to a reduction in wages and related liabilities at the end of April 2005 and also a reduction in the amounts due to Bombardier Capital Inc. with respect to the factoring arrangement and the payment of restructuring costs.

In connection with the acquisition, Management approved and initiated a plan to restructure the recreational products business. In the three-month period ended April 30, 2005 the company paid $5.3 million related to the restructuring of the recreational products business which were comprised of severance costs and facilities shutdown costs. The remaining $2.2 million of costs are expected to be paid during fiscal 2006. The restructuring activities undertaken in connection with the acquisition are on schedule and according to plan.

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Also on November 9, 2004, BRP announced additional restructuring of its operations, including a reduction of its workforce. The majority of the remaining $1.5 million of severance cost is expected to be paid during fiscal 2006. The additional restructuring activities undertaken are on schedule and according to plan.

As at April 30, 2005, the debt structure consisted of the following:

	Maturity	Effective	As at	As at
	date	interest rate	April 30, 2005	January 31, 2005
Classified as current liabilities:
$250 million Revolving Facilities	2008	5.05%	$ -	$12.3
U.S. $280 million Term Facilities	2010	4.97%	-	147.2
Classified as long-term liabilities:
U.S. $50 million Term Facility	2011	4.52%	62.8	-
U.S. $200 million Senior
subordinated notes	2013	8 3/8%	251.4	247.6
Other	2008	2.00%	2.0	1.9

On February 9, 2005, the Company voluntarily fully repaid the remaining outstanding balance, without penalty, U.S.$118.9 million ($147.2 million) on the Term Facilities. The U.S. $280 million Term Facilities has been replaced by a new Term Facility of U.S. $50 million (approximately $63.0 million), under an amended and restated Senior Secured Credit Agreement, which will mature January 31, 2011.

4.2   Statement of Cash Flows

Net cash provided by operating activities, before net change in working capital items, totalled $29.7 million for the three-month period ended April 30, 2005 an improvement of $29.2 million over the net cash provided by operating activities before net change in working capital items of $0.5 million for the three-month period ended April 30, 2004. This results mainly from improved margin realised.

Net cash used by investing activities totalled $10.7 million for the three-month period ended April 30, 2005 of which $10.5 million was used for capital expenditures and the settlement of acquisition accruals of $5.3 million all of which were partially offset by proceeds of $4.9 million from the disposal of a test facility in the United States. Net cash used in investing activities totalled $14.9 million for the three-month period ended April 30, 2004 mainly relating to capital expenditures amounted to $8.5 million and $6.4 million related to the settlement of acquisition accruals.

Net cash used in financing activities totalled $97.3 million for the three-month period ended April 30, 2005 mainly attributable to the repayment of the long-term debt and the repayment of bank loan, partially offset by the new term facility obtained. Net cash provided by financing activities totalled $3.8 million for the three-month period ended April 30, 2004.

Cash paid for income taxes for the three-month periods ended April 30, 2005 and 2004 amounted to $2.8 million and $5.2 million. The decrease is partially due to the timing of tax payments related to the tax filings of the 2004 fiscal year for the U.S. legal entities. In addition, interim tax payments during the fiscal year 2004 have been substantially higher than in fiscal 2003, as a result of changes in the tax structure pursuant to the acquisition.

4.3   Capital Resources

As of April 30, 2005, the debt structure consisted of U.S.$250 million (approximately $314.0 million) aggregate principal amount of U.S.$200 million (approximately $251.0 million) senior subordinated notes and a Senior Secured Credit Facilities which are consisting of a (i) U.S.$50 million (approximately $63.0 million) Term Facility maturing in 2011, and (ii) $250 million Revolving Facilities with a maturity of five years. At April 30, 2005, availabilities under the Revolving Facilities stood at $219.9 million. The Company had issued letters of credit for an amount of $30.1 million, under the revolving credit facility.

Under the senior secured Amended and Restated Credit Agreement, the Company can borrow up to $250 million ("available borrowings") under Revolving Facilities, which terminates on December 18, 2008.

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Pursuant to the Revolving Facilities, the Company may borrow up to $200.0 million of the available borrowings, which borrowings may be denominated, in Canadian dollars, in U.S. dollars or in Euros, and one of the Company's wholly owned subsidiaries may borrow up to $50.0 million of the available borrowings, which borrowings will be denominated in U.S dollars. Available borrowings can also be drawn in the form of letters of credit by the Company for an amount of $100.0 million in Canadian dollars, U.S dollars or Euros and by one of the Company's wholly owned subsidiaries for an additional U.S.$20.0 million (approximately $25.0 million).

The Senior Secured Credit Agreement was amended and restated on February 9, 2005 to provide for a new Term Facility of U.S. $50 million (approximately $63.0 million), which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed U.S.$100 million.

5. OFF-BALANCE SHEET ARRANGEMENTS
Off-Balance Sheet Obligations

The Company has agreements with finance companies to provide financing to its dealers to facilitate their purchase of the Company's products. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of its working capital. A significant percentage of the Company's sales of snowmobiles, personal watercraft, ATVs, sport boats, and outboard engines to dealers in North America are financed under such arrangements. In the event of a dealer default, the Company may be required to repurchase, from the finance companies, new and unused products at the total unpaid principal balance of the dealer to the finance companies. No material losses have been incurred under these agreements. However, an adverse change in market conditions or other factors could cause this situation to change and thereby require the Company to perform under this obligation and to purchase the finance companies' repossessed units. The purchase price with respect to these repurchases is generally the unpaid balance on the original invoice. The Company capped its Bombardier Capital Ltd. and Bombardier Capital Inc. repurchase payments on an annual basis at an amount equal to the greater of U.S.$25.0 million or 10% of the average amount of financing outstanding under such floorplanning agreements.

The total amount of floorplan financing provided to dealers in North America, Australia and New Zealand during the three-month period ended April 30, 2005 and 2004 was $345.7 million and $328.9 million, respectively. The amount outstanding as of April 30, 2005 and January 31, 2005 was $811.0 million and $739.4 million, respectively. The Company's portion of financing charges under the free floorplanning programs described above for the three-month period ended April 30, 2005, and 2004 was $8.1 million and $7.6 million, respectively.

Also as part of the working capital management, the Company sells receivables to related and third parties. The total amount of receivables factoring world-wide during the three-month period ended April 30, 2005 and the three-month period ended April 30, 2004 was $150.1 million and $187.4 million, respectively. The amount outstanding as of April 30, 2005 and January 31, 2005 was $121.7 million and $166.7 million, respectively. Related financing charges for the three-month period ended April 30, 2005, and the three-month periods ended April 30, 2005 and 2004 were $1.3 million and $1.6 million, respectively.

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6. HEDGING ACTIVITIES AND FOREIGN EXCHANGE RATES

There has been no material changes in the Company's management of its foreign exchange exposures during the three-month period ended April 30, 2005.

Outstanding forward foreign exchange contracts, by maturity date, are as follows:

(millions of Canadian dollars)			April 30, 2005		January 31, 2005
				CAD		CAD
			Weighted	equivalent	Weighted	equivalent
	Sell	Buy	average	notional	average	notional
	currency	currency	rate	amount	rate	amount
Sell contracts:
Less than 1 year	USD	CAD	0.7575	$ 480.1	0.7495	$ 449.8
Between 1 and 2 years	USD	CAD	0.8136	194.0	0.7865	200.1

Buy contracts:
Less than 1 year	CAD	Euro	0.6001	160.4	0.6042	183.9
Between 1 and 2 years	CAD	Euro	0.6179	59.7	0.6114	90.5

7. CONTRACTUAL OBLIGATIONS

On June 3, 2005, two subsidiaries of the Company, BRP Finland OY and BRP Norway AS, entered into a five-year agreement for the transfer of their receivables. According to this agreement the bank agreed to purchase receivables up to €35 million ("the Facility Agreement"). Under the Facility Agreement, 85% of the invoices from approved customers will be advanced to the Company, on a non-recourse basis. This agreement replaced a receivable transfer arrangement with BCI which expires in June 2005.

BRP and Deere and Company have agreed to maintain, through model year 2006, their agreement for the supply by BRP of the Buck and Trail Buck ATVs, which are based on the Traxter platform. Thereafter, BRP will no longer offer the Traxter utility-oriented models and will terminate the supply arrangement, in accordance with its terms and conditions. The Company does not expect that the termination of the supply arrangement will have a significant impact on its financial position, results of operations or cash flows.

Following the Company's announcement on April 27, 2005, to focus on the E-TEC outboard engines and to no longer offer the 40 to 225-hp Johnson four-stroke engines as of 2006; the arrangement with a Japanese manufacturer to supply 4-stroke engines, sold under the Johnson brand name, will terminate as of August 2006, in accordance with terms and conditions of the agreement. The Company does not expect that the termination of the arrangement will have a significant impact on its financial position, results of operations or cash flows.

On June 1, 2005, Bombardier announced the closing of the sale of Bombardier Capital Inc.'s ("BC") Inventory Finance Division to GE Commercial Finance. Until such date, the Company will record its transactions, with BC, as related party floorplan financing transactions. The Company does not expect that the sale of BC's Inventory Finance Division to GE Commercial Finance will have a significant impact on its financial position, results of operations or cash flows.

8. PENSION AND OTHER BENEFIT PLANS

The Company sponsors several domestic and foreign funded and unfunded defined benefit pension plans covering a majority of its employees in Canada, the United States, Austria and Belgium. The Company provides a defined contribution plan for its employees in the United States. The Company also provides post-retirement benefit plans. These benefit plans essentially consist of post-retirement health care coverage and life insurance benefits in Canada.

The Company froze the existing primary Canadian defined benefit pension plan with the support of the affected employees. Following the curtailment of that pension plan, employees are no longer able to earn benefits by providing future service but actuarial and investment risks are not eliminated, since current retirees are still covered by the defined benefit pension plan, and employees still on the payroll as at the

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June 1, 2005 termination date will not lose the benefits they have accumulated until that date. Also the Company agreed to the creation of a replacement pension plan, which would be a defined contribution plan, subject to finalisation of regulatory approval.

Participation in the new Canadian defined contribution plan will be optional for current but mandatory for the new employees with a minimum contribution rate of 4% of their salaries. The Company will match employee contributions up to a maximum of 6%. As a transition, the Company will make additional contributions, for the current employees, up to 5% of their salaries based on age and years of service accumulated as at June 1, 2005, the reform date.

Forward-looking statements

This MD&A includes forward-looking statements regarding, among other things, the Company's plans, strategies and prospects, both business and financial. All statements contained in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent the Company's beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "may," "expects," "should," or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company's control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realise these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited the following: the Company's high degree of leverage and significant debt service obligations; restrictions under the Company's senior secured credit agreement and the indenture governing the Company's senior subordinated notes; changes in interest rates; changes in foreign currency valuations and economic conditions in the countries where the Company does business; the Company's ability to introduce new, or improve existing, products; the Company's failure to protect its trademarks, patents and other intellectual property rights; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; the Company's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; and acceptance by the Company's customers of new products it develops or acquires.

Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not intend, and does not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

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